FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant

to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the month of May 2006

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

Amcor News Release

For release: Monday, May 29, 2006

Vision Grande Group Holdings Limited

Attached are two releases issued by Vision Grande Group Holdings Limited (“Vision Grande”) in relation to a change in directors and change in shareholding. Amcor Ltd will only advise of material changes affecting Vision Grande. A copy of all notices issued to the Hong Kong Stock Exchange for this company can be obtained from the website www.hkex.com.hk quoting the security code “02300”.

ENDS

Amcor Limited

ABN 62 000 017 372

679 Victoria Street

Abbotsford Victoria 3067 Australia

Tel: 61 3 9226 9000 Fax: 61 3 9226 6500

www.amcor.com

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2300)

RESULTS OF EGM

AND

DISPOSAL OF EXISTING SHARES

Reference is made to the announcement dated 24 March 2006, and the circular of the Company dated 10 May 2006 in connection with the Acquisition.

The Board is pleased to announce that at the EGM held on 26 May 2006, the ordinary resolution approving the Agreement and the transactions contemplated thereby including the allotment and issue of 69,800,000 new Shares was duly passed.

Following the passing of such resolution at the EGM, the Agreement has become unconditional. It is expected that Completion will take place on or about 30 May 2006.

The Board has noted the movement in the trading price and volume of the Shares on 26 May 2006 and wishes to state that save as the Disposal, the Board is not aware of any reasons for such movement. The Company has been informed by Mr. Li that he has disposed of 25,000,000 Shares to independent investors at HK$8.00 per Share to maintain the minimum public float of the Company, and that he has transferred 45,000,000 Shares to his son as gift as part of the family arrangement for his divorce. As a result of the Disposal, not less than 25% of the enlarged issued share capital of the Company will be in the hands of the public immediately after Completion.

BACKGROUND

Reference is made to the announcement dated 24 March 2006, and the circular (the “Circular”) of the Company dated 10 May 2006 in connection with the Acquisition. Capitalised terms used in this announcement shall have the same meaning as those defined in the Circular unless defined otherwise.

RESULTS OF THE EGM

The Board is pleased to announce that at the EGM held on 26 May 2006, the ordinary resolution approving the Agreement and the transactions contemplated thereby including the allotment and issue of 69,800,000 new Shares was duly passed.

Following the passing of such resolution at the EGM, the Agreement has become unconditional. It is expected that Completion will take place on or about 30 May 2006.

DISPOSAL OF EXISTING SHARES

Immediately upon Completion, less than 25% of the enlarged issued share capital of the Company would be in the hands of the public if the Disposal (as defined below) was not undertaken. As mentioned in the Circular, Mr. Li has given an undertaking to the Stock Exchange to dispose of such number of Shares so as to ensure that the minimum public float will be maintained in accordance with the Listing Rules upon Completion.

The Company has been informed by Mr. Li that, in connection with the undertaking given by him as mentioned above and in anticipation of the Completion following the passing of the resolution at the EGM, he has disposed of 25,000,000 Shares to independent investors not connected with the Company or its connected persons at a price of HK$8.00 per Share through the Stock Exchange. Mr. Li has also transferred 45,000,000 Shares to his son, Mr. Li Zhong Hua, as gift on 26 May 2006 as part of the family arrangement for his divorce (together the “Disposal”).

The following table illustrates (i) the existing shareholding structure of the Company; (ii) the shareholding structure of the Company immediately following the completion of the Disposal but before Completion; and (iii) the shareholding structure of the Company immediately following the completion of the Disposal and Completion:

	As at the date of this announcement (immediately before the Disposal)		Immediately following the completion of the Disposal but before the Completion		Immediately following the completion of the Disposal and Completion

Shareholder	No. of Shares	Approximate %	No. of Shares	Approximate %	No. of Shares	Approximate %
	(‘000)		(‘000)		(‘000)
Amcor Group	313,870	44.0	313,870	44.0	313,870	40.1
Mr. Li	218,260	30.5	148,260	20.7	148,260	18.9
Mr. Lee Cheuk Yin, Dannis	3,272	0.5	3,272	0.5	3,272	0.4
Vendors	—	—	—	—	69,800	8.9
Mr. Li Zhong Hua	—	—	45,000	6.3	45,000	5.7
Public Shareholders	178,468	25.0	203,468	28.5	203,468	26.0
Total:	713,870	100.0	713,870	100.0	783,670	100.0

As a result of the Disposal, not less than 25% of the enlarged issued share capital of the Company will be in the hands of the public immediately after Completion.

MOVEMENT IN TRADING PRICE AND VOLUME

The Board has noted the movement in the trading price and volume of the Shares on 26 May 2006 and wishes to state that save as the Disposal, the Board is not aware of any reasons for such movement.

The Board confirms that there are no negotiations or agreements relating to intended acquisitions or realisation which are discloseable under Rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or maybe of a price-sensitive in nature.

By the order of the board of Directors
Vision Grande Group Holdings Limited
Chan Chew Keak, Billy
Chairman

Hong Kong, 26 May 2006

As at the date of this announcement, the Board comprised Mr. Chan Chew Keak, Billy, Mr. Li Wei Bo, Mr. Lee Cheuk Yin, Dannis and Mr. Li Shui Dang as executive directors, Mr. David John Cleveland Hodge, Mr. Peter Roderick Downing and Mr. Sik Siu Kwan as non-executive directors, and Mr. Tay Ah Kee, Keith, Mr. Au Yeung Tin Wah and Mr. Oh Choon Gan as independent non-executive directors.

* For identification purpose only.

Please also refer to the published version of this announcement in The Standard.

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下表說明(i)本公司現有股權架構；(ii)緊隨完成出售事項後但於完成前之本公司股權架構；及(iii)緊隨完成出售事項及完成後之本公司股權架構：

股東	於本公佈刊發日期（緊隨出售事項前）		緊隨完成出售事項後但於完成前		緊隨完成出售事項及完成後	
	股份數目（千股）	概約百分比	股份數目（千股）	概約百分比	股份數目（千股）	概約百分比
Amcor集團	313,870	44.0	313,870	44.0	313,870	40.1
李先生	218,260	30.5	148,260	20.7	148,260	18.9
李卓然先生	3,272	0.5	3,272	0.5	3,272	0.4
賣方	–	–	–	–	69,800	8.9
李忠華先生	–	–	45,000	6.3	45,000	5.7
公眾股東	178,468	25.0	203,468	28.5	203,468	26.0
總計：	713,870	100.0	713,870	100.0	783,670	100.0

基於出售事項，緊隨完成後，公眾人仕將持有不少於25%之本公司經擴大已發行股本。

成交價格及成交量之波動

董事會注意到於二零零六年五月二十六日之股份成交價格及成交量有所波動，並謹此聲明，除發售事項外，董事會並不知悉股份成交價格及成交量波動之任何原因。

董事會謹確認，目前並無任何有關收購或變賣之商談或協議為根據上市規則第13.23條而須予公開者；董事會亦不知悉有任何足以或可能影響價格之事宜為根據上市規則第13.09條所規定之一般責任而須予公開者。

承董事會命
偉誠集團控股有限公司
主席
曾照傑

香港，二零零六年五月二十六日

於本公佈日期，董事會成員計有執行董事曾照傑先生、李偉波先生、李卓然先生及李水黨先生；非執行董事David John Cleveland Hodge先生，Peter Roderick Downing先生及薛兆坤先生；以及獨立非執行董事鄭基先生、歐陽天華先生及胡俊彥先生。

* *僅供識別*

請同時參閱本公佈於經濟日報刊登的內容。

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2300)

ANNOUNCEMENT

APPOINTMENT AND RESIGNATION OF DIRECTORS

The board (the “Board” of directors of Vision Grande Group Holdings Limited (the “Company”, together with its subsidiaries, the “Group”) is pleased to announce the following changes of directorship of the Company with effect from 26 May 2006:

APPOINTMENT OF NEW DIRECTORS

Executive Director

1.                    Mr. Li Shui Dang, aged 38, is the director of Nanjing Sanlong Packaging Co., Ltd., General Manager of Mattie Hologram Technology (Huizhou) Co., Ltd. and Vice General Manager of Victory Honest Industries (Shenzhen) Co., Ltd., which are owned as to 48%, 100% and 100% by the Company. Mr. Li joined the Group in August 1998 and he is the younger brother of Mr. Li Wei Bo, an executive Director. Mr. Li has been primarily responsible for overall management of Nanjing Sanlong Packaging Co., Ltd., Mattie Hologram Technology (Huizhou) Co., Ltd. and Victory Honest Industries (Shenzhen) Co., Ltd.

Mr. Li graduated from School of Textile Industry of Henan Province, the PRC  From 1990 to 1991, Mr. Li worked in a trading company in Shenzhen as sales executive. From 1991 to 1992, Mr. Li worked in another trading company in Shenzhen as vice general manager. From 1992 to 1995, Mr. Li worked in Victory Honest Industries (Shenzhen) Co., Ltd. as vice general manager. From 1995 to 1998, Mr. Li worked as vice general manager in a paper products manufacture in Hunan Province, the People’s Republic of China. Other than being appointed as an executive director of the Company, Mr Li holds no directorships in any public listed companies in the past three years.

Pursuant to his letter of appointment, Mr. Li’s appointment shall commence on 26 May 2006 and shall continue unless terminated by not less than one month’s notice in writing served by either party. However, his appointment is subject to normal retirement and re-election by shareholders pursuant to the articles of association of the Company. The director’s emoluments of Mr. Li will be determined by the Board based on the recommendation from the Remuneration Committee of the Company with reference to the market rate of executive directors with similar experience.

Other than as the younger brother of Mr. Li Wei Bo, Mr. Li does not have any relationship with any directors, senior management or substantial or controlling shareholders (as defined in the Rules (the “Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) of the Company. As at the date of this announcement, Mr. Li did not have any interest in the shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, Cap. 571 of the Laws of Hong Kong (“SFO”).

Save as disclosed above, there are no other matters concerning Mr. Li that need to be brought to the attention of the shareholders of the Company nor is there any information relating to Mr. Li that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

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Non-executive Directors

2.                    Mr. David John Cleveland Hodge, aged 46, has been working for Amcor Limited, the controlling shareholder of the Company, for 10 years responsible for various corporate and business development in Asian, Australian, and global business. Prior to joining Amcor, Mr Hodge had been a Merchant Banker for 13 years. At present, Mr. Hodge is a director of Bellgate International Limited and Beijing Leigh-Mardon Pacific Packaging Company Limited, both being subsidiaries of the Company. Mr.Hodge holds a Bachelor of Economics and a Bachelor of Laws from Monash University in Melbourne, Australia. Other than being appointed as a non-executive director of the Company, Mr. Hodge holds no directorships in any public listed companies in the past three years.

Pursuant to his letter of appointment, Mr. Hodge is appointed for a term of two years commencing on 26 May 2006 subject to normal retirement and re-election by shareholders pursuant to the articles of association of the Company. The director’s emoluments of Mr. Hodge will be determined by the Board based on the recommendation from the Remuneration Committee of the Company with reference to the market rate of non-executive directors with similar experience.

Other than as an officer of Amcor Limited and as a fellow officer of Mr. Billy Chan, the Chairman of the Board, Mr. Hodge does not have any relationship with any directors, senior management or substantial or controlling shareholders (as defined in the Listing Rules) of the Company. As at the date of this announcement, Mr. Hodge did not have any interest in the shares or underlying shares of the Company within the meaning of Part XV of the SFO. Save as disclosed above, there are no other matters concerning Mr. Hodge that need to be brought to the attention of the shareholders of the Company nor is there any information relating to Mr. Hodge that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

3.                    Mr. Peter Roderick Downing, aged 61, has held senior accounting roles in Amcor Limited’s Asian operations for the past 14 years. Mr. Downing is a Fellow of the Australian Certified Practising Accountants. At present, Mr. Downing is a director of Bellgate International Limited, Beijing Leigh- Mardon Pacif ic Packaging Company Limited and Qingdao Leigh-Mardon Packaging Company Limited, all being subsidiaries of the Company. Other than being appointed as a non-executive director of the Company and being a director of Tien Wah Press Holdings Berhad which is a listed company in Malaysia, Mr. Downing holds no directorships in any public listed companies in the past three years.

Pursuant to his letter of appointment, Mr. Downing is appointed for a term of two years commencing Vision Grande Group Holdings Limited on 26 May 2006 subject to normal retirement and re-election by shareholders pursuant to the articles of Chan Chew Keak, Billy association of the Company. The director’s emoluments of Mr. Downing will be determined by the Chairman Board based on the recommendation from the Remuneration Committee of the Company with reference to the market rate of non-executive directors with similar experience.

Other than as a director of Amcor Limited’s Asian subsidiaries and as a fellow off icer of Mr. Billy Chan, the Chairman of the Board, Mr. Downing does not have any relationship with any directors, senior management or substantial or controlling shareholders (as defined in the Listing Rules) of the Company. As at the date of this announcement, Mr. Downing did not have any interest in the shares or underlying shares of the Company within the meaning of Part XV of the SFO.

Mr. Downing is a director of ACE Packaging Sdn Bhd which is in the process of striking off. ACE Packaging Sdn Bhd is a company incorporated in Malaysia previously engaged in the manufacture of packaging materials. As this company has been dormant for over 10 years, a resolution was passed by its sole shareholder dated 10 April 2006 for striking off. As no external debts or liabilities are involved, it is expected that ACE Packaging Sdn Bhd will be struck off. Save as disclosed above, there are no

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other matters concerning Mr. Downing that need to be brought to the attention of the shareholders of the Company nor is there any information relating to Mr. Downing that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

Independent non-executive Directors

4.                    Mr. Au Yeung Tin Wah, aged 43, is the director of Lau & Au Yeung CPA Limited. Before starting his CPA practice in mid 1992, he had jointed an international accountancy firm responsible for audit of a number of renowned listed companies in Hong Kong. He also acted as f inance manager of a listed company in Hong Kong and a sizeable private limited company in Hong Kong. Mr. Au Yeung is a fellow member of Hong Kong Institute of Cer tified Public Accountants, a fellow member of the Association of Chartered Certif ied Accountants and a fellow member of Society of Registered Financial Planners. Other than being appointed as an independent non-executive director of the Company, Mr Au Yeung holds no directorships in any public listed companies in the past three years. Mr. Au Yeung will also be a member of the audit committee and remuneration committee of the Company.

Pursuant to his letter of appointment, Mr. Au Yeung is appointed for a term of two years commencing on 26 May 2006 subject to normal retirement and re-election by shareholders pursuant to the articles of association of the Company. The director’s fee of Mr. Au Yeung will be determined by the Board based on the recommendation from the Remuneration Committee of the Company with reference to the market rate of independent non-executive directors with similar experience.

Mr. Au Yeung does not have any relationship with any directors, senior management or substantial or controlling shareholders (as def ined in the Listing Rules) of the Company. As at the date of this announcement, Mr. Au Yeung did not have any interest in the shares or underlying shares of the Company within the meaning of Part XV of the SFO.

Save as disclosed above, there are no other matters concerning Mr. Au Yeung that need to be brought to the attention of the shareholders of the Company nor is there any information relating to Mr. Au Yeung that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

5.                    Mr. Oh Choon Gan, aged 44, is currently the chief executive off icer of a financial consultancy and advisory company specialising in initial public offering, fund raising and private equity investment. Mr. Oh has more than [11] years of commercial experience in f inancial management, business development, corporate finance and restructuring areas. Mr. Oh is a fellow member of the Chartered Association of Certified Accountants and a non-practising member of the Institute of Certif ied Public Accountants of Singapore. He also holds a diploma in business studies from Ngee Ann Polytechnic with major in accountancy. Other than being appointed as an independent non-executive director of the Company, Mr Oh holds no directorships in any public listed companies in the past three years. Mr. Oh will also be a member of the audit committee and remuneration committee of the Company.

Pursuant to his letter of appointment, Mr. Oh is appointed for a term of two years commencing on 26 May 2006 subject to normal retirement and re-election by shareholders pursuant to the articles of association of the Company. The director’s fee of Mr. Oh will be determined by the Board based on the recommendation from the Remuneration Committee of the Company with reference to the market rate of independent non-executive directors with similar experience.

Mr. Oh does not have any relationship with any directors, senior management or substantial or controlling shareholders (as def ined in the Listing Rules) of the Company. As at the date of this announcement, Mr. Oh did not have any interest in the shares or underlying shares of the Company within the meaning of Part XV of the SFO.

Save as disclosed above, there are no other matters concerning Mr. Oh that need to be brought to the attention of the shareholders of the Company nor is there any information relating to Mr. Oh that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

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Further announcement in relation to the director’s emoluments of Mr. Li, Mr. Hodge, Mr. Downing, Mr. Au Yeung and Mr. Oh will be made by the Company when the same are determined by the Remuneration Committee of the Company.

The Board wishes to take this opportunity to welcome Mr. Li, Mr. Hodge, Mr. Downing, Mr. Au Yeung and Mr. Oh to join the Board. Rules 13.51(2)(h) to (v) of the Listing Rules.

RESIGNATION OF DIRECTORS

The Board also announces that Mr. Cheung Chun Ming, Mr. Ng Kwai Sang, Mr. Ng Pui Cheung, Joseph and Mr. Chung Kwok Mo, John have resigned as directors of the Company with effect from 26 May 2006 for personal reason. There is no disagreement with the Board and that there is no matter which is required to draw the attention of the shareholders of the Company in relation to their resignation. The Board would like to take this opportunity to express its appreciation to them for their invaluable contributions to the Group during their period of service.

By Order of the Board
Vision Grande Group Holdings Limited
Chan Chew Keak, Billy
Chairman

Hong Kong, 26 May 2006

As at the date of this announcement, the Board comprised Mr. Chan Chew Keak, Billy, Mr. Li Wei Bo, Mr. L Shui Dang and Mr. Lee Cheuk Yin, Dannis as executive directors, Mr. David John Cleveland Hodge, Mr. Peter Roderick Downing and Mr. Sik Siu Kwan as non-executive directors, and Mr. Tay Ah Kee, Keith, Mr. Au Yeung Tin Wah and Mr. Oh Choon Gan as independent non-executive directors.

* for identification purpose only

Please also refer to the published version of this announcement in The Standard.

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香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

Vision Grande Group Holdings Limited
偉誠集團控股有限公司*

(於開曼群島註冊成立之有限公司)

(股份代號：2300)

公佈
委任董事及董事辭任

偉誠集團控股有限公司(「**本公司**」，連同其附屬公司合稱「**本集團**」)董事會(「**董事會**」)，欣然宣佈本公司下列董事職位之變動，由二零零六年五月二十六日起生效。

委任新董事

執行董事

1. 李水黨先生，38歲，為南京三隆包裝有限公司之董事、萬迪全息科技(惠州)有限公司之總經理及偉誠實業(深圳)有限公司之副總經理。上述三間公司分別按48%、100%及100%由本公司持有。李先生於一九九八年八月加入本集團，彼為李偉波先生(執行董事)之胞弟。李先生曾主要負責南京三隆包裝有限公司、萬迪全息科技(惠州)有限公司及偉誠實業(深圳)有限公司之全面管理。

   李先生畢業於中國河南省紡織工業專科學校。由一九九零年至一九九一年，李先生在深圳一間貿易公司任銷售代表。由一九九一年至一九九二年，李先生在深圳的另一間貿易公司任副總經理。由一九九二年至一九九五年，李先生於偉誠實業(深圳)有限公司任副總經理。由一九九五年至一九九八年，李先生在中華人民共和國湖南省一間紙品製造廠擔任副總經理。除獲委任為本公司之執行董事外，李先生在過去三年內概無在任何公眾上市公司擔任董事職位。

根據李先生之委任函，李先生之任期將由二零零六年五月二十六日開始，並持續至其中一方發出不少於一個月書面通知終止委任。李先生之委任須按本公司章程細則以一般方式退任及由股東重選連任。李先生之董事酬金將由董事會根據本公司薪酬委員會之推薦建議經參考擁有相似經驗之執行董事之市場酬金水平釐定。

除為李偉波先生之胞弟外，李先生與本公司之任何董事、高級管理層或主要或控股股東(按香港聯合交易所有限公司證券上市規則(「**上市規則**」)所定義)概無任何關連。於本公佈日期，李先生概無於本公司之股份或相關股份中擁有任何權益(按香港法例第571章證券及期貨條例(「**證券及期貨條例**」)第XV部所定義者)。

除上文所披露者外，並無其他有關李先生之事項需要本公司股東注意，亦無任何與李先生有關之資料根據上市規則第13.51(2)(h)至(v)條之規定須予披露。

非執行董事

2. David John Cleveland Hodge先生，46歲，一直供職於Amcor Limited，該公司為本公司之控股股東，連續十年負責亞洲、澳洲之多種企業及業務發展及全球業務。於加入Amcor前，Hodge先生為商業銀行家達十三年。目前，Hodge先生為Bellgate International Limited及Beijing Leigh-Mardon Pacific Packaging Company Limited(均為本公司之附屬公司)之董事。Hodge先生持有澳洲墨爾本Monash University經濟學學士及法學學士學位。除獲委任為本公司之非執行董事外，Hodge先生在過去三年內概無在任何公眾上市公司擔任董事職位。

   根據Hodge先生之委任函，Hodge先生之任期將由二零零六年五月二十六日開始，為期兩年，並須按本公司章程細則以一般方式退任及由股東重選連任。Hodge先生之董事酬金將由董事會根據本公司薪酬委員會之推薦建議經參考擁有相似經驗之非執行董事之市場酬金水平釐定。

   除擔任Amcor Limited之職員及為曾照傑先生(董事會主席)之同事外，Hodge先生與本公司之任何董事、高級管理層或主要或控股股東(按上市規則所定義)概無任何關連。於本公佈日期，Hodge先生概無於本公司之股份或相關股份中擁有任何權益(按證券及期貨條例第XV部所定義者)。除上文所披露者外，並無其他有關Hodge先生之事項需要本公司股東注意，亦無任何與Hodge先生有關之資料根據上市規則第13.51(2)(h)至(v)條之規定須予披露。

3. Peter Roderick Downing先生，61歲，彼在過去十四年於Amcor Limited之亞洲業務擔任高級會計職務。Downing先生為澳洲執業會計師公會之資深會員。目前，Downing先生為Bellgate International Limited、Beijing Leigh-Mardon Pacific Packaging Company Limited及Qingdao Leigh-Mardon Packaging Company Limited（均為本公司之附屬公司）之董事。除獲委任為本公司之非執行董事及Tien Wah Press Holdings Berhad（一間馬來西亞上市公司）之董事外，Downing先生在過去三年內概無在任何公眾上市公司擔任董事職位。

根據Downing先生之委任函，Downing先生之任期將由二零零六年五月二十六日開始，為期兩年，並須按本公司章程細則以一般方式退任及由股東重選連任。Downing先生之董事酬金將由董事會根據本公司薪酬委員會之推薦建議經參考擁有相似經驗之非執行董事之市場酬金水平釐定。

除擔任Amcor Limited之亞洲附屬公司之董事及為曾照傑先生（董事會主席）之同事外，Downing先生與本公司之任何董事、高級管理層或主要或控股股東（按上市規則所定義）概無任何關連。於本公佈日期，Downing先生概無於本公司之股份或相關股份中擁有任何權益（按證券及期貨條例第XV部所定義者）。

Downing先生為ACE Packaging Sdn Bhd（該公司正處於撤銷過程中）之董事。ACE Packaging Sdn Bhd乃一間於馬來西亞註冊成立之公司，先前從事包裝材料生產。因該公司暫停營業已逾十年，其唯一股東於二零零六年四月十日通過決議案撤銷該公司。因並無涉及任何外部債務或負債，ACE Packaging Sdn Bhd預期將予撤銷。除上文所披露者外，並無其他有關Downing先生之事項需要本公司股東注意，亦無任何與Downing先生有關之資料根據上市規則第13.51(2)(h)至(v)條之規定須予披露。

獨立非執行董事

4. 歐陽天華先生，43歲，為劉歐陽會計師事務所有限公司之董事。於一九九二年中開辦其執業會計師事務所之前，彼曾加入一間國際會計師事務所，負責審計多家著名香港上市公司。彼亦曾擔任一間香港上市公司及一間大型香港私人有限公司之財務經理。歐陽先生為香港會計師公會之資深會員、英國特許公認會計師公會之資深會員及註冊財務策劃師協會之資深會員。除獲委任為本公司獨立非執行董事外，歐陽先生於過往三年並無於任何公眾上市公司擔任董事職務。歐陽先生亦將為本公司審核委員會及薪酬委員會成員。

根據歐陽先生之委任函，歐陽先生之任期由二零零六年五月二十六日開始，為期兩年，惟須按本公司章程細則以一般方式退任及由股東重選連任。歐陽先生之董事袍金將由董事會根據本公司薪酬委員會之推薦意見並參照具有相若經驗之獨立非執行董事之市場酬金水平釐定。

歐陽先生與本公司任何董事、高級管理層或主要或控股股東(按上市規則定義者)概無關連。於本公佈日期，歐陽先生並無於本公司股份或相關股份中擁有任何權益(按證券及期貨條例第XV部所定義者)。

除上文所披露者外，並無其他有關歐陽先生之事項需提請本公司股東注意，亦無任何有關歐陽先生之資料須根據上市規則第13.51(2)(h)至(v)條予以披露。

5. 胡俊彥先生，44歲，現為一間專注於首次公開招股、籌資及私人股本投資之金融諮詢及顧問公司之行政總裁。胡先生於財務管理、業務拓展、企業融資及重組領域擁有逾11年商業經驗。胡先生為英國特許公認會計師公會之資深會員及新加坡註冊會計師公會之非執業會員。彼亦持有義安理工學院會計學專業商業學文憑。除獲委任為本公司獨立非執行董事外，胡先生於過往三年並無於任何公眾上市公司擔任董事職務。胡先生亦將為本公司審核委員會及薪酬委員會成員。

根據胡先生之委任函，胡先生之任期由二零零六年五月二十六日開始，為期兩年，惟須按本公司章程細則以一般方式退任及由股東重選連任。胡先生之董事袍金將由董事會根據本公司薪酬委員會之推薦意見並參照具有相若經驗之獨立非執行董事之市場酬金水平釐定。

胡先生與本公司任何董事、高級管理層或主要或控股股東(按上市規則定義者)概無關連。於本公佈日期，胡先生並無於本公司股份或相關股份中擁有任何權益(按證券及期貨條例第XV部所定義者)。

除上文所披露者外，並無其他有關胡先生之事項需提請本公司股東注意，亦無任何有關胡先生之資料須根據上市規則第13.51(2)(h)至(v)條予以披露。

倘本公司薪酬委員會已釐定李先生、Hodge先生、Downing先生、歐陽先生及胡先生之董事酬金，本公司將就此作出進一步公佈。

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMCOR LIMITED
(Registrant)

Date 31 May 2006

By: /s/ JULIE McPHERSON
By: Julie McPherson
Title: Company Secretary/Group General Counsel